UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No .13)

AMC Networks Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

00164V 103

(CUSIP Number)

Samantha H. Crispin

Quentin W. Wiest

Baker Botts L.L.P.

30 Rockefeller Plaza

New York, New York 10112

(212) 408-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00164V 103

1.	Names of Reporting Persons Charles F. Dolan, individually and as a Trustee of the Charles F. Dolan 2009 Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,681
	8.	Shared Voting Power 5,675,122
	9.	Sole Dispositive Power 3,681
	10.	Shared Dispositive Power 5,675,122

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,678,803
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 15.3%
14.	Type of Reporting Person (See Instructions) IN

*	Excludes 6,365,191 shares of AMC Networks Inc. Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), issuable upon conversion of an equal number of shares of AMC Networks Inc. Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 164,454
	8.	Shared Voting Power 1,107,484
	9.	Sole Dispositive Power 164,454
	10.	Shared Dispositive Power 1,107,484

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,271,938
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 3.8%
14.	Type of Reporting Person (See Instructions) IN

*	Excludes 10,360,861 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons Thomas C. Dolan
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 46,299
	8.	Shared Voting Power 966,844
	9.	Sole Dispositive Power 46,299
	10.	Shared Dispositive Power 966,844

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,013,143
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 3.1%
14.	Type of Reporting Person (See Instructions) IN

*	Excludes 10,528,379 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons Patrick F. Dolan
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 30,639
	8.	Shared Voting Power 988,634
	9.	Sole Dispositive Power 30,639
	10.	Shared Dispositive Power 988,634

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,019,273
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 3.1%
14.	Type of Reporting Person (See Instructions) IN

*	Excludes 10,471,917 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons Kathleen M. Dolan, individually and as Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust and as a Trustee of each of the Charles F. Dolan Children Trusts.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 39,313
	8.	Shared Voting Power 5,744,155
	9.	Sole Dispositive Power 39,313
	10.	Shared Dispositive Power 5,744,155

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,783,468
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 15.4%
14.	Type of Reporting Person (See Instructions) IN

*	Excludes 5,880,960 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons Marianne Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 34,302
	8.	Shared Voting Power 938,666
	9.	Sole Dispositive Power 34,302
	10.	Shared Dispositive Power 938,666

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 972,968
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 3.0%
14.	Type of Reporting Person (See Instructions) IN

*	Excludes 10,585,247 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons Deborah A. Dolan-Sweeney, individually and as Trustee of the Patrick F. Dolan 2012 Descendants Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 123,675
	8.	Shared Voting Power 2,133,930
	9.	Sole Dispositive Power 123,675
	10.	Shared Dispositive Power 2,133,930

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,257,605
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 6.6%
14.	Type of Reporting Person (See Instructions) IN

*	Excludes 9,398,300 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons
Corby Dolan Leinauer, as a Trustee of each of the 2009 Family Trusts, each of the CFD 2010 Grandchildren Trusts, the Charles F. Dolan 2012 Descendants Trust and each of the CFD 2021 GC Trusts.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 367
	8.	Shared Voting Power 4,357,065
	9.	Sole Dispositive Power 367
	10.	Shared Dispositive Power 4,357,065

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,357,432
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 12.0%
14.	Type of Reporting Person (See Instructions) IN

*	Excludes 7,128,998 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Corby Dolan Leinauer disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons
Mary S. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Kathleen M. Dolan 2012 Descendants Trust, each of the 2009 Family Trusts, each of the CFD 2010 Grandchildren Trusts, the Charles F. Dolan 2012 Descendants Trust and each of the CFD 2021 GC Trusts.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 6,810
	8.	Shared Voting Power 6,268,625
	9.	Sole Dispositive Power 6,810
	10.	Shared Dispositive Power 6,268,625

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,275,435
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 16.4%
14.	Type of Reporting Person (See Instructions) IN

*	Excludes 5,224,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons
Paul J. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO James L. Dolan and the Kathleen M. Dolan 2012 Descendants Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 91,442
	8.	Shared Voting Power 2,039,556
	9.	Sole Dispositive Power 91,442
	10.	Shared Dispositive Power 2,039,556

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,130,998
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person (See Instructions) IN

*	Excludes 9,538,509 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons Matthew J. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Marianne Dolan Weber and the Charles F. Dolan Children Trust FBO Thomas C. Dolan
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,137
	8.	Shared Voting Power 1,905,510
	9.	Sole Dispositive Power 3,137
	10.	Shared Dispositive Power 1,905,510

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,908,647
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 5.6%
14.	Type of Reporting Person (See Instructions) IN

*	Excludes 9,666,648 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Matthew J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons Brian G. Sweeney, as a Trustee of the Charles F. Dolan 2009 Revocable Trust and the Trustee of the Deborah A. Dolan-Sweeney 2012 Descendants Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 279,645
	8.	Shared Voting Power 1,977,960
	9.	Sole Dispositive Power 279,645
	10.	Shared Dispositive Power 1,977,960

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,257,605
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 6.6%
14.	Type of Reporting Person (See Instructions) IN

*	Excludes 9,398,300 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Brian G. Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons Charles F. Dolan 2009 Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 935,304
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 935,304
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 935,304
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.8%
14.	Type of Reporting Person (See Instructions) OO

*	Excludes 10,720,601 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Revocable Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons Charles F. Dolan Children Trust FBO James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 966,844
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 966,844
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 966,844
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.9%
14.	Type of Reporting Person (See Instructions) OO

*	Excludes 10,557,450 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons Charles F. Dolan Children Trust FBO Thomas C. Dolan
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 966,844
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 966,844
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 966,844
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.9%
14.	Type of Reporting Person (See Instructions) OO

*	Excludes 10,557,450 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons Charles F. Dolan Children Trust FBO Patrick F. Dolan
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 886,015
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 886,015
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 886,015
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.7%
14.	Type of Reporting Person (See Instructions) OO

*	Excludes 10,598,393 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons Charles F. Dolan Children Trust FBO Kathleen M. Dolan
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 966,845
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 966,845
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 966,845
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.9%
14.	Type of Reporting Person (See Instructions) OO

*	Excludes 10,565,427 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons Charles F. Dolan Children Trust FBO Marianne Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 938,666
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 938,666
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 938,666
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.8%
14.	Type of Reporting Person (See Instructions) OO

*	Excludes 10,593,606 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 918,981
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 918,981
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 918,981
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.8%
14.	Type of Reporting Person (See Instructions) OO

*	Excludes 10,565,427 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons Charles F. Dolan 2009 Family Trust FBO James L. Dolan
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 887,064
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 887,064
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 887,064
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.7%
14.	Type of Reporting Person (See Instructions) OO

*	Excludes 10,597,344 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 921,125
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 921,125
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 921,125
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 2.8%
14.	Type of Reporting Person (See Instructions) OO

*	Excludes 10,563,283 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 61,790
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 61,790
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,790
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) OO

*	Excludes 11,422,618 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 370,862
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 370,862
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 370,862
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.1%
14.	Type of Reporting Person (See Instructions) OO

*	Excludes 11,113,546 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 433,862
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 433,862
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 433,862
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.3%
14.	Type of Reporting Person (See Instructions) OO

*	Excludes 11,050,546 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons Charles F. Dolan 2009 Family Trust FBO Deborah Dolan-Sweeney
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 70,177
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 70,177
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,177
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) OO

*	Excludes 11,414,231 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons Ryan Dolan 1989 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 15,156
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 15,156
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,156
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) OO

*	Excludes 11,469,252 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Ryan Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons Tara Dolan 1989 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 15,156
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 15,156
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,156
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) OO

*	Excludes 11,469,252 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Tara Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 375,302
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 375,302
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 375,302
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.2%
14.	Type of Reporting Person (See Instructions) OO

*	Excludes 11,109,106 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 375,302
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 375,302
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 375,302
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.2%
14.	Type of Reporting Person (See Instructions) OO

*	Excludes 11,109,106 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 375,302
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 375,302
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 375,302
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 1.2%
14.	Type of Reporting Person (See Instructions) OO

*	Excludes 11,109,106 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons Charles F. Dolan 2012 Descendants Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 109,322
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 109,322
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 109,322
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) OO

*	Excludes 11,375,086 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2012 Descendants Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons Kathleen M. Dolan 2012 Descendants Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 99,960
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 99,960
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 99,960
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) OO

*	Excludes 11,384,448 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Kathleen M. Dolan 2012 Descendants Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons Deborah A. Dolan-Sweeney 2012 Descendants Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 279,645
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 279,645
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 279,645
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.9%
14.	Type of Reporting Person (See Instructions) OO

*	Excludes 11,204,763 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Deborah A. Dolan-Sweeney 2012 Descendants Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons Marianne E. Dolan Weber 2012 Descendants Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 99,960
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 99,960
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 99,960
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) OO

*	Excludes 11,384,448 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Marianne E. Dolan Weber 2012 Descendants Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons Patrick F. Dolan 2012 Descendants Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 102,032
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 102,032
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,032
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) OO

*	Excludes 11,382,376 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Patrick F. Dolan 2012 Descendants Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons CFD 2010 Grandchildren Trust FBO Aidan Dolan
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 17,030
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,030
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,030
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) OO

*	Excludes 11,467,378 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Aidan Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons CFD 2010 Grandchildren Trust FBO Quentin Dolan
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 17,030
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,030
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,030
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) OO

*	Excludes 11,467,378 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2010 Grandchildren Trust FBO Quentin Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons CFD 2021 GC Trust FBO Kevyn A. Dolan
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 187,651
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 187,651
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 187,651
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) OO

*	Excludes 11,296,757 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2021 GC Trust FBO Kevyn A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 00164V 103

1.	Names of Reporting Persons CFD 2021 GC Trust FBO Tara E. Dolan
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4	Source of Funds (See Instructions) 00 – See Item 3 of Statement
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 187,651
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 187,651
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 187,651
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) OO

*	Excludes 11,296,757 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the CFD 2021 GC Trust FBO Tara E. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

AMENDMENT NO. 13 TO SCHEDULE 13D

This Amendment No. 13 to Schedule 13D (“Amendment No. 13”) is being filed jointly by (i) the individuals (in their individual capacity and/or as trustee or co-trustee of specified trusts) and trusts listed in Item 2(a) below (the “Group Members”) who may be deemed to beneficially own all of the shares of Class B Common Stock of AMC Networks Inc. (the “Issuer”), par value $.01 per share (the “Class B Common Stock”), which are convertible share for share at the option of the holder into Class A Common Stock of the Issuer, par value $.01 per share (the “Class A Common Stock,” and together with the Class B Common Stock, the “Common Stock”), and a certain number of shares of Class A Common Stock, in each case as described herein, and (ii) certain trustees of such Group Members (the persons referred to in clauses (i) and (ii)  collectively, the “Reporting Persons”) to, among other things, reflect certain transactions that may be deemed to impact the Reporting Persons’ beneficial ownership of the Class A Common Stock and report changes to the Reporting Persons’ beneficial ownership of Class A Common Stock.

The Schedule 13D (the “Schedule”) filed by the original Reporting Persons on June 30, 2011, as amended and supplemented by Amendment No. 1 filed on September 16, 2011, Amendment No. 2 filed on November 18, 2011, Amendment No. 3 filed on August 16, 2012, Amendment No. 4 filed on December 26, 2012, Amendment No. 5 filed on June 27, 2013, Amendment No. 6 filed on August 22, 2013, Amendment No. 7 filed on October 2, 2015, Amendment No. 8 filed on December 23, 2016, Amendment No. 9 filed on December 26, 2017, Amendment No. 10 filed on December 10, 2018, Amendment No. 11 filed on September 24, 2019 and Amendment No. 12 filed on October 30, 2020, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 13.

Item 2	Identity and Background.

The disclosure in Item 2 is hereby amended by amending and restating part (a) thereof as follows:

(a) The names of the Reporting Persons who are Group Members are: Charles F. Dolan, individually and as a Trustee of the Charles F. Dolan 2009 Revocable Trust (the “CFD 2009 Trust”); James L. Dolan; Thomas C. Dolan; Patrick F. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan (hereinafter collectively referred to as the “Dolan Children Trusts” and individually, a “Dolan Children Trust”), and as sole Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne E. Dolan Weber; Deborah A. Dolan-Sweeney, individually and as Trustee of the Patrick F. Dolan 2012 Descendants Trust; the CFD 2009 Trust; the Dolan Children Trust FBO Kathleen M. Dolan; the Dolan Children Trust FBO Marianne Dolan Weber; the Dolan Children Trust FBO Deborah Dolan-Sweeney; the Dolan Children Trust FBO James L. Dolan; the Dolan Children Trust FBO Thomas C. Dolan; the Dolan Children Trust FBO Patrick F. Dolan; the Charles F. Dolan 2009 Family Trust FBO James L. Dolan; the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan; the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan; the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber; the Charles F. Dolan 2009 Family Trust FBO Deborah Dolan-Sweeney; the Ryan Dolan 1989 Trust; the Tara Dolan 1989 Trust; the CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney; the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan; the CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber; the Charles F. Dolan 2012 Descendants Trust; the Kathleen M. Dolan 2012 Descendants Trust; the Deborah A. Dolan-Sweeney 2012 Descendants Trust; the Marianne E. Dolan Weber 2012 Descendants Trust; the Patrick F. Dolan 2012 Descendants Trust; the CFD 2010 Grandchildren Trust FBO Aidan Dolan; the CFD 2010 Grandchildren Trust FBO Quentin Dolan; the CFD 2021 GC Trust FBO Kevyn A. Dolan; and the CFD 2021 GC Trust FBO Tara E. Dolan. The Reporting Persons also include Corby Dolan Leinauer, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney (collectively, the “2009 Family Trusts” and individually, a “2009 Family Trust”), the CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan, the CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney, and the CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber (collectively, the “CFD 2010 Grandchildren Trusts” and individually, a “2010 Grandchildren Trust”), the CFD 2021 GC Trust FBO Kevyn A. Dolan and the CFD 2021 GC Trust FBO Tara E. Dolan (collectively, the “CFD 2021 GC Trusts” and individually, a “CFD 2021 GC Trust”) and the Charles F. Dolan 2012 Descendants Trust; Mary S. Dolan, as a Trustee of the Dolan Children Trusts FBO Deborah Dolan-Sweeney and Patrick F. Dolan, the Kathleen M. Dolan 2012 Descendants Trust, each of the 2009 Family Trusts, each of the CFD 2010 Grandchildren Trusts, each of the CFD 2021 GC Trusts and the Charles F. Dolan 2012 Descendants Trust; Paul J. Dolan, as a Trustee of the Dolan Children Trusts FBO Kathleen M. Dolan and James L. Dolan and the Kathleen M. Dolan 2012 Descendants Trust; Matthew J. Dolan, as a Trustee of the Dolan Children Trusts FBO Marianne Dolan Weber and Thomas C. Dolan and Brian G. Sweeney, as a Trustee of the Charles F. Dolan 2009 Revocable Trust and the Trustee of the Deborah A. Dolan-Sweeney 2012 Descendants Trust.

The disclosure in Items 2(b) and 2(c) is hereby amended to remove information related to Helen A. Dolan, the Helen A. Dolan 2009 Revocable Trust and the CFD 2010 Grandchildren Trust FBO Descendants of Patrick F. Dolan and to add the following at the end of Item 2(b):

CFD 2021 GC Trust FBO Kevyn A. Dolan is a trust established under the laws of the State of New York for the benefit of Kevyn A. Dolan and has an address of c/o Dolan Family Office, Attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

CFD 2021 GC Trust FBO Tara E. Dolan is a trust established under the laws of the State of New York for the benefit of Tara E. Dolan and has an address of c/o Dolan Family Office, Attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

The disclosure in Item 2(d) is hereby amended by adding the following at the end thereof:

Neither of the CFD 2021 GC Trusts, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The disclosure in Item 2(e) is hereby amended by adding the following at the end thereof:

Neither of the CFD 2021 GC Trusts, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

The disclosure in Item 3 is hereby amended by adding the following at the end thereof:

James L. Dolan acquired beneficial ownership of an additional 99,109 shares of Series A Common Stock reported in this Amendment on December 29, 2023 pursuant to the anticipated February 27, 2024 vesting of restricted stock units, which were granted to Kristin A. Dolan, James L. Dolan’s spouse, pursuant to compensatory arrangements with the Issuer in consideration of her service as an officer.

The Helen A. Dolan 2009 Revocable Trust distributed 126,250 shares of Class B Common Stock to the Charles F. Dolan 2009 Revocable Trust on November 8, 2023, following the death of Helen A. Dolan.

Item 5	Interest in Securities of the Issuer

The disclosure in Item 5 is hereby amended and restated to read in its entirety as follows:

(a) and (b) the Group Members may be deemed to beneficially own an aggregate of 12,382,472 shares of Class A Common Stock as a result of their beneficial ownership of (i) 898,064 shares of Class A Common Stock and (ii) 11,484,408 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 28.4% of the total shares of the Issuer’s common stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 11,484,408 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders’ Agreement (as previously defined in the Schedule 13D). Reporting Persons and individuals who are not Group Members but are trustees of trusts that are Group Members may be deemed to beneficially own an additional 117,577 shares of Class A Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

The percentages used herein with respect to the ownership of Class A Common Stock are calculated based on 32,073,020 outstanding shares of Class A Common Stock as of October 27, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q that was filed with the SEC on November 3, 2023.

Charles F. Dolan may be deemed to beneficially own an aggregate of 5,678,803 shares of Class A Common Stock, including (i) 559,586 shares of Class A Common Stock and (ii) 5,119,217 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 15.3% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 3,681 shares of Class A Common Stock (which are owned of record by him personally) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 5,675,122 shares of Class A Common Stock (including 171,497 shares of Class A Common Stock owned of record by the CFD 2009 Trust, 384,408 shares of Class A Common Stock owned of record by the Dolan Family Foundation and 5,119,217 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 763,807 shares of Class B Common Stock owned of record by the CFD 2009 Trust, 2,744,880 shares of Class B Common Stock owned of record by the 2009 Family Trusts, 1,125,906 shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts, 109,322 shares of Class B Common Stock owned of record by the Charles F. Dolan 2012 Descendants Trust and 375,302 shares of Class B Common Stock owned of record by the CFD 2021 GC Trusts). He disclaims beneficial ownership of 384,408 shares of Class A Common Stock owned of record by the Dolan Family Foundation, and 4,355,410 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 2,744,880 shares of Class B Common Stock owned of record by the 2009 Family Trusts, 1,125,906 shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts, 109,322 shares of Class B Common Stock owned of record by the Charles F. Dolan 2012 Descendants Trust and 375,302 shares of Class B Common Stock owned of record by the CFD 2021 GC Trusts, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

James L. Dolan may be deemed to beneficially own an aggregate of 1,271,938 shares of Class A Common Stock, including (i) 148,391 shares of Class A Common Stock and (ii) 1,123,547 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.8% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 164,454 shares of Class A Common Stock (including 1,925 shares of Class A Common Stock held as custodian for one or more minor children and 162,529 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,107,484 shares of Class A Common Stock (including 1,250 shares of Class A Common Stock owned of record jointly with his spouse, 6,221 shares of Class A Common Stock owned of record personally by his spouse, 99,109 shares of Class A Common Stock underlying restricted stock units owned of record personally by his spouse that are scheduled to vest within 60 days of December 29, 2023, 39,886 shares of Class A Common Stock owned of record by the Dolan Children Trust for his benefit, 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and an aggregate of 34,060 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts FBO Aidan and Quentin Dolan for which his spouse serves as trustee). He disclaims beneficial ownership of 1,925 shares of Class A Common Stock held as custodian for one or more minor children, 6,221 shares of Class A Common Stock owned of record personally by his spouse, 99,109 shares of Class A Common Stock underlying restricted stock units owned of record personally by his spouse that are scheduled to vest within 60 days of December 29, 2023, 39,886 shares of Class A Common Stock and 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and an aggregate of 34,060 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts FBO Aidan and Quentin Dolan for which his spouse serves as trustee, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Thomas C. Dolan may be deemed to beneficially own 1,013,143 shares of Class A Common Stock, including (i) 57,114 shares of Class A Common Stock and (ii) 956,029 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This amount represents approximately 3.1% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 46,299 shares of Class A Common Stock (including 17,228 shares of Class A Common Stock owned of record personally and 29,071 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally) and (b) the shared power to vote or direct the vote of and to dispose of or to direct the disposition of 39,886 shares of Class A Common Stock and 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit. He disclaims beneficial ownership of 39,886 shares of Class A Common Stock and 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Patrick F. Dolan may be deemed to beneficially own an aggregate of 1,019,273 shares of Class A Common Stock, including (i) 6,782 shares of Class A Common Stock and (ii) 1,012,491 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.1% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 30,639 shares of Class A Common Stock (including 6,195 shares of Class A Common Stock owned of record personally and 24,444 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 988,634 shares of Class A Common Stock (including 587 shares of Class A Common Stock owned of record by the Daniel P. Mucci Trust (the “Mucci Trust”) for which he serves as a trustee, 886,015 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit and 102,032 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Patrick F. Dolan 2012 Descendants Trust). He disclaims beneficial ownership of 587 shares of Class A Common Stock held by the Mucci Trust, 886,015 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit and 102,032 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Patrick F. Dolan 2012 Descendants Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Kathleen M. Dolan may be deemed to beneficially own an aggregate of 5,783,468 shares of Class A Common Stock, including (i) 180,020 shares of Class A Common Stock and (ii) 5,603,448 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 15.4% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 39,313 shares of Class A Common Stock (including 2,220 shares of Class A Common Stock owned of record personally, 4,481 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally, 2,300 shares of Class A Common Stock held as custodian for one or more minor children and an aggregate of 30,312 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 5,744,155 shares of Class A Common Stock (including an aggregate of 175,500 shares of Class A Common Stock owned of record by the Dolan Children Trusts, an aggregate of 5,468,695 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts and 99,960 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Kathleen M. Dolan 2012 Descendants Trust). She disclaims beneficial ownership of 2,300 shares of Class A Common Stock held as custodian for one or more minor children, an aggregate of 175,500 shares of Class A Common Stock owned of record by the Dolan Children Trusts and an aggregate of 5,598,967 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts, the Ryan Dolan 1989 Trust, the Tara Dolan 1989 Trust and the Kathleen M. Dolan 2012 Descendants Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Marianne E. Dolan Weber may be deemed to beneficially own an aggregate of 972,968 shares of Class A Common Stock, including (i) 73,807 shares of Class A Common Stock and (ii) 899,161 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.0% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 34,302 shares of Class A Common Stock (including 25,943 shares of Class A Common Stock owned of record personally, and 8,359 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 938,666 shares of Class A Common Stock (including 47,864 shares of Class A Common Stock owned by the Dolan Children Trust for her benefit and 890,802 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit). She disclaims beneficial ownership of 47,864 shares of Class A Common Stock owned of record by the Dolan Children Trust for her benefit and 890,802 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 2,257,605 shares of Class A Common Stock, including (i) 171,497 shares of Class A Common Stock and (ii) 2,086,108 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 6.6% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 123,675 shares of Class A Common Stock (including 21,643 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally and 102,032 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Patrick F. Dolan 2012 Descendants Trust for which she serves as trustee) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 2,133,930 shares of Class A Common Stock (including 171,497 shares of Class A Common Stock owned of record by the CFD 2009 Trust for which her spouse serves as co-trustee and 1,962,433 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 918,981 shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit, 279,645 shares of Class B Common Stock owned of record by the Deborah A. Dolan-Sweeney 2012 Descendants Trust for which her spouse serves as trustee and 763,807 shares of Class B Common Stock owned of record by the CFD 2009 Trust for which her spouse serves as co-trustee). She disclaims beneficial ownership of 171,497 shares of Class A Common Stock owned of record by the CFD 2009 Trust for which her spouse serves as co-trustee, and 2,064,465 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 918,981 shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit, 279,645 shares of Class B Common Stock owned of record by the Deborah A. Dolan-Sweeney 2012 Descendants Trust for which her spouse serves as trustee, 102,032 shares of Class B Common Stock owned of record by the Patrick F. Dolan 2012 Descendants Trust for which she serves as trustee and 763,807 shares of Class B Common Stock owned of record by the CFD 2009 Trust for which her spouse serves as co-trustee, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Corby Dolan Leinauer may be deemed to beneficially own an aggregate of 4,357,432 shares of Class A Common Stock, including (i) 2,022 shares of Class A Common Stock and (ii) 4,355,410 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 12.0% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 367 shares of Class A Common Stock held as custodian for one or more minor children and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 4,357,065 shares of Class A Common Stock (including 798 shares of Class A Common Stock owned of record jointly with her spouse, 857 shares of Class A Common Stock owned of record by the Leinauer Family Education Trust, an aggregate of 2,744,880 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts, an aggregate of 1,125,906 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts, 109,322 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles F. Dolan 2012 Descendants Trust and an aggregate 375,302 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2021 GC Trusts). She disclaims beneficial ownership of 367 shares of Class A Common Stock held as custodian for one or more minor children, 857 shares of Class A Common Stock owned of record by the Leinauer Family Education Trust, an aggregate of 2,744,880 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts, an aggregate of 1,125,906 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts 109,322 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles F. Dolan 2012 Descendants Trust and an aggregate 375,302 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2021 GC Trusts, and this report shall not be deemed to be an admission that she is the beneficial owner of such securities. See Exhibit A.

Mary S. Dolan may be deemed to beneficially own an aggregate of 6,275,435 shares of Class A Common Stock, including (i) 15,069 shares of Class A Common Stock and (ii) 6,260,366 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 16.4% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote and to dispose of or direct the disposition of 6,810 shares of Class A Common Stock held as custodian for one or more minor children and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 6,268,625 shares of Class A Common Stock (including 8,259 shares of Class A Common Stock owned of record jointly with her spouse, an aggregate of 1,804,996 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan, 99,960 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Kathleen M. Dolan 2012 Descendants Trust, an aggregate of 2,744,880 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts, an aggregate of 1,125,906 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts, 109,322 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles F. Dolan 2012 Descendants Trust and an aggregate 375,302 shares of Class A common stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2021 GC Trusts). She disclaims beneficial ownership of 6,810 shares of Class A Common Stock held as custodian for one or more minor children, an aggregate of 1,804,996 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan, 99,960 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Kathleen M. Dolan 2012 Descendants Trust, an aggregate of 2,744,880 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts, an aggregate of 1,125,906 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts, 109,322 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles F. Dolan 2012 Descendants Trust and an aggregate 375,203 shares of Class A common stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2021 GC Trusts, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Paul J. Dolan may be deemed to beneficially own an aggregate of 2,130,998 shares of Class A Common Stock, including (i) 185,099 shares of Class A Common Stock, and (ii) 1,945,899 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 6.3% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 91,442 shares of Class A Common Stock owned of record by the CFD Trust No. 10 and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 2,039,556 shares of Class A Common Stock (including 5,907 shares of Class A Common Stock owned of record jointly with his spouse, an aggregate of 87,750 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, an aggregate of 1,845,939 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan and 99,960 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Kathleen M. Dolan 2012 Descendants Trust). He disclaims beneficial ownership of 91,442 shares of Class A Common Stock owned of record by the CFD Trust No. 10, an aggregate of 87,750 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, an aggregate of 1,845,939 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and 99,960 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Kathleen M. Dolan 2012 Descendants Trust, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.

Matthew J. Dolan may be deemed to beneficially own an aggregate of 1,908,647 shares of Class A Common Stock, including (i) 90,887 shares of Class A Common Stock and (ii) 1,817,760 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 5.6% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 3,137 shares of Class A Common Stock (including 1,750 shares of Class A Common Stock owned of record personally and 1,387 shares of Class A Common Stock held as custodian for a minor child) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,905,510 shares of Class A Common Stock (including an aggregate of 87,750 shares of Class A Common stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 1,817,760 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan). He disclaims beneficial ownership of 1,387 shares of Class A Common Stock held as custodian for a minor child, an aggregate of 87,750 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 1,817,760 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

Brian G. Sweeney may be deemed to beneficially own an aggregate of 2,257,605 shares of Class A Common Stock, including (i) 171,497 shares of Class A Common Stock and (ii) 2,086,108 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 6.6% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 279,645 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Deborah A. Dolan-Sweeney 2012 Descendants Trust for which he serves as trustee) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,977,960 shares of Class A Common Stock (including 171,497 shares of Class A Common Stock owned of record by the CFD 2009 Trust for which he serves as co-trustee and 1,806,463 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 21,643 shares of Class B Common Stock owned of record by his spouse, 918,981 shares of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of his spouse, 102,032 shares of Class B Common Stock owned of record by the Patrick F. Dolan 2012 Descendants Trust for which his spouse serves as trustee and 763,807 shares of Class B Common Stock owned of record by the CFD 2009 Trust for which he serves as co-trustee. He disclaims beneficial ownership of 171,497 shares of Class A Common Stock owned of record by the CFD 2009 Trust for which he serves as co-trustee, 21,643 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by his spouse, 918,981 shares of shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of his spouse, 102,032 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Patrick F. Dolan 2012 Descendants Trust for which his spouse serves as trustee, 763,807 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2009 Trust for which he serves as co-trustee and 279,645 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Deborah A. Dolan-Sweeney 2012 Descendants Trust for which he serves as trustee, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

The CFD 2009 Trust may be deemed to beneficially own an aggregate of 935,304 shares of Class A Common Stock, including (i) 171,497 shares of Class A Common Stock and (ii) 763,807 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. Charles F. Dolan and Brian G. Sweeney are the trustees and have the shared power to vote and dispose of the shares held by the trust. This aggregate amount represents approximately 2.9% of the shares of Class A Common Stock currently outstanding. The information contained on page 14 of this Schedule 13D is hereby incorporated by reference. See Exhibit A.

The Charles F. Dolan Children Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 966,844 shares of Class A Common Stock, including (i) 39,886 shares of Class A Common Stock and (ii) 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.9% of the shares of Class A Common Stock currently outstanding. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 15 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 966,844 shares of Class A Common Stock, including (i) 39,886 shares of Class A Common Stock and (ii) 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.9 % of the shares of Class A Common Stock currently outstanding. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 16 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Patrick F. Dolan may be deemed to beneficially own an aggregate of 886,015 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.7% of the shares of Class A Common Stock currently outstanding. Kathleen M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 17 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 966,845 shares of Class A Common Stock, including (i) 47,864 shares of Class A Common Stock and (ii) 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.9% of the shares of Class A Common Stock currently outstanding. Kathleen M. Dolan and Paul J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 18 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Marianne Dolan Weber may be deemed to beneficially own an aggregate of 938,666 shares of Class A Common Stock, including (i) 47,864 shares of Class A Common Stock and (ii) 890,802 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.9% of the shares of Class A Common Stock currently outstanding. Kathleen M. Dolan and Matthew J. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 19 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney may be deemed to beneficially own an aggregate of 918,981 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.8% of the shares of Class A Common Stock currently outstanding. Kathleen M. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 20 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO James L. Dolan may be deemed to beneficially own an aggregate of 887,064 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.7% of the shares of Class A Common Stock currently outstanding. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 21 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Thomas C. Dolan may be deemed to beneficially own an aggregate of 921,125 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.8% of the shares of Class A Common Stock currently outstanding. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 22 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Patrick F. Dolan may be deemed to beneficially own an aggregate of 61,790 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 0.2% of the shares of Class A Common Stock currently outstanding. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 23 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Kathleen M. Dolan may be deemed to beneficially own an aggregate of 370,862 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.1% of the shares of Class A Common Stock currently outstanding. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 24 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Marianne Dolan Weber may be deemed to beneficially own an aggregate of 433,862 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.3% of the shares of Class A Common Stock currently outstanding. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 25 of this Schedule 13D is hereby incorporated by reference.

The 2009 Family Trust FBO Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 70,177 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 0.2% of the shares of Class A Common Stock currently outstanding. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 26 of this Schedule 13D is hereby incorporated by reference.

The Ryan Dolan 1989 Trust may be deemed to beneficially own an aggregate of 15,156 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 0.1% of the shares of Class A Common Stock currently outstanding. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 27 of this Schedule 13D is hereby incorporated by reference.

The Tara Dolan 1989 Trust may be deemed to beneficially own an aggregate of 15,156 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 0.1% of the shares of Class A Common Stock currently outstanding. Kathleen M. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 28 of this Schedule 13D is hereby incorporated by reference.

The CFD 2010 Grandchildren Trust FBO Descendants of Kathleen M. Dolan may be deemed to beneficially own an aggregate of 375,302 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.2% of the shares of Class A Common Stock currently outstanding. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 29 of this Schedule 13D is hereby incorporated by reference.

The CFD 2010 Grandchildren Trust FBO Descendants of Marianne E. Dolan Weber may be deemed to beneficially own an aggregate of 375,302 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.2% of the shares of Class A Common Stock currently outstanding. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 30 of this Schedule 13D is hereby incorporated by reference.

The CFD 2010 Grandchildren Trust FBO Descendants of Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 375,302 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.2% of the shares of Class A Common Stock currently outstanding. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 31 of this Schedule 13D is hereby incorporated by reference.

The Charles F. Dolan 2012 Descendants Trust may be deemed to beneficially own an aggregate of 109,322 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 0.3% of the shares of Class A Common Stock currently outstanding. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 32 of this Schedule 13D is hereby incorporated by reference.

The Kathleen M. Dolan 2012 Descendants Trust may be deemed to beneficially own an aggregate of 99,960 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 0.3% of the shares of Class A Common Stock currently outstanding. Paul J. Dolan and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Kathleen M. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because she has to right the substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 33 of this Schedule 13D is hereby incorporated by reference.

The Deborah A. Dolan-Sweeney 2012 Descendants Trust may be deemed to beneficially own an aggregate of 279,645 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 0.9% of the shares of Class A Common Stock currently outstanding. Brian G. Sweeney is the trustee and has the sole power to vote and dispose of the shares held by the trust. Deborah A. Dolan-Sweeney may be deemed to share power to direct the disposition of the shares held by the trust because she has the right to substitute assets with the trust, subject to the trustee’s reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 34 of this Schedule 13D is hereby incorporated by reference.

The Marianne E. Dolan Weber 2012 Descendants Trust may be deemed to beneficially own an aggregate of 99,960 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 0.3% of the shares of Class A Common Stock currently outstanding. Richard Baccari is the trustee and has the sole power to vote and dispose of the shares held by the trust. Marianne E. Dolan Weber may be deemed to share power to direct the disposition of the shares held by the trust because she has the right to substitute assets with the trust, subject to the trustee’s reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 35 of this Schedule 13D is hereby incorporated by reference.

The Patrick F. Dolan 2012 Descendants Trust may be deemed to beneficially own an aggregate of 102,032 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 0.3% of the shares of Class A Common Stock currently outstanding. Deborah A. Dolan-Sweeney is the trustee and has the sole power to vote and dispose of the shares held by the trust. Patrick F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustee’s reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 35 of this Schedule 13D is hereby incorporated by reference.

The CFD 2010 Grandchildren Trust FBO Aidan Dolan may be deemed to beneficially own an aggregate of 17,030 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 0.1% of the shares of Class A Common Stock currently outstanding. Kristin A. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 37 of this Schedule 13D is hereby incorporated by reference.

The CFD 2010 Grandchildren Trust FBO Quentin Dolan may be deemed to beneficially own an aggregate of 17,030 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 0.1% of the shares of Class A Common Stock currently outstanding. Kristin A. Dolan is the trustee and has the sole power to vote and dispose of the shares held by the trust. The information contained on page 38 of this Schedule 13D is hereby incorporated by reference.

The CFD 2021 GC Trust FBO Kevyn A. Dolan may be deemed to beneficially own an aggregate of 187,651 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 0.6% of the shares of Class A Common Stock currently outstanding. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 39 of this Schedule 13D is hereby incorporated by reference.

The CFD 2021 GC Trust FBO Tara E. Dolan may be deemed to beneficially own an aggregate of 187,651 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 0.6% of the shares of Class A Common Stock currently outstanding. Corby Dolan Leinauer and Mary S. Dolan are the trustees and have the shared power to vote and dispose of the shares held by the trust. Charles F. Dolan may be deemed to share power to direct the disposition of the shares held by the trust because he has the right to substitute assets with the trust, subject to the trustees’ reasonable satisfaction that the substitute assets received by the trust are of equal value to the trust property exchanged therefor. The information contained on page 40 of this Schedule 13D is hereby incorporated by reference.

Kristin A. Dolan may be deemed to beneficially own an aggregate of 1,271,938 shares of Class A Common Stock, including (i) 148,391 shares of Class A Common Stock and (ii) 1,123,547 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.8% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 139,390 shares of Class A Common Stock (including 6,221 shares of Class A Common Stock, 99,109 shares of Class A Common Stock underlying restricted stock units that are scheduled to vest within 60 days of December 29, 2023 and an aggregate of 34,060 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts FBO Aidan and Quentin Dolan for which she serves as trustee) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,132,548 shares of Class A Common Stock (including 1,250 shares of Class A Common Stock owned of record jointly with her spouse, 1,925 shares of Class A Common Stock held as custodian by her spouse for one or more minor children, and 39,886 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of her spouse, 162,529 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally by her spouse and 926,958 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of her spouse). She disclaims beneficial ownership of 1,925 shares of Class A Common Stock held as custodian by her spouse for one or more minor children, 162,529 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record personally by her spouse, 39,886 shares of Class A Common Stock owned of record by the Dolan Children Trust for the benefit of her spouse, 926,958 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned of record by the Dolan Children Trust for the benefit of her spouse, and an aggregate of 34,060 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2010 Grandchildren Trusts FBO Aidan and Quentin Dolan for which she serves as trustee, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.

(c) See Item 3 above, which is incorporated herein by reference.

(d) See Exhibit A.

(e) Not applicable.

Item 7	Material to be Filed as an Exhibit

The disclosure in Item 7 is hereby amended by replacing Exhibit A and adding the following exhibits in appropriate numerical order as follows:

Exhibit A: Amended and Restated Trust and Beneficiary List

Exhibit B.14: Joint Filing Agreement, dated January 3, 2024

Exhibit C. 12: Powers of Attorney for each of:

Marianne E. Dolan Weber 2012 Descendants Trust

CFD 2021 GC Trust FBO Kevyn A. Dolan (incorporated by reference to Exhibit 24.1 to the Form 3 filed by CFD 2021 GC Trust FBO Kevyn A. Dolan with respect to AMC Networks Inc. on July 13, 2021)

CFD 2021 GC Trust FBO Tara E. Dolan (incorporated by reference to Exhibit 24.2 to the Form 3 filed by CFD 2021 GC Trust FBO Tara E. Dolan with respect to AMC Networks Inc. on July 13, 2021)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2024

*
Charles F. Dolan

/s/ James L. Dolan
James L. Dolan

/s/ Thomas C. Dolan
Thomas C. Dolan

+
Patrick F. Dolan

*
Kathleen M. Dolan

*
Marianne Dolan Weber

*
Deborah A. Dolan-Sweeney

*
Corby Dolan Leinauer

*
Mary S. Dolan

*
Paul J. Dolan

*
Matthew J. Dolan